Filed by PrivateBancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Private Bancorp, Inc.
Commission File No.: 001-34066
Date: July 25, 2016

Date:    July 25, 2016

From:    Vicki Znavor

To:     Equity Award Recipients

It’s likely that you may have many questions about your outstanding equity awards given the recent announcement of CIBC’s acquisition of The PrivateBank.  This memo is intended to provide you with information to help you understand generally how these awards will be handled upon the close of the transaction currently expected to occur in the first quarter of 2017.  We will have more information for you in the weeks to come.

Between now and the closing date of the transaction, everything stays exactly the same.  After the transaction closes, your awards will be replaced with an equivalent CIBC award with terms as favorable, or in the case of retirement treatment going forward, even better than our existing program.

Here’s an overview of each award type and what you can expect after the close:

STOCK OPTIONS:
✓	Outstanding stock options that are vested before the closing of the transaction will be vested after the transaction as well
o	Options will be converted into the right to purchase CIBC stock as described on page 2 upon the close of the acquisition
✓	Stock options that are not yet vested will, in accordance with existing terms, vest 100% three years after grant. The annual grants for the last three years vest as follows:
o	Stock options granted on February 21, 2014 vest 100% on March 1, 2017 (which is likely to be at or near the vesting date)
o	Stock options granted on February 20, 2015 vest 100% on March 1, 2018
o	Stock options granted on February 19, 2016 vest 100% on March 1, 2019

CONVERTING PVTB STOCK OPTIONS TO CIBC STOCK OPTIONS:

On the closing date of the transaction, each outstanding and unexercised stock option (whether vested or unvested) will automatically be converted into a CIBC stock option with the same vesting and exercise periods.  The number of option shares and the per share exercise price will change, but as you will see in the example below, your total in-the-money value of the stock option remains the same except for minor differences due to rounding.  Here’s an overview of how the conversion will work using an example with an option for 100 shares of PVTB stock.  Please note that the conversion of the equity awards requires the use of an exchange ratio of .3657 and a cash component of $18.80; these amounts are the actual numbers that will be used in the conversion.

DETERMINING THE NUMBER OF CIBC STOCK OPTIONS:

Formula to Convert PVTB Options to CIBC Options: # PVTB Options x (Exchange Ratio of .3657 + (Cash Consideration of $18.80 /CIBC Closing Price)), rounded down to nearest whole number

Here’s an example of the calculation using 100 PVTB Stock Options (unvested and unexercised) and assuming CIBC’s 10-day average closing stock price ending on the day prior to closing is $75 (USD):

This Portion of the Formula is the
Equity Award Exchange Ratio
(.3657+($18.80$75.00))=.6164

# PVTB Options	x	Exchange Ratio .3657	+	Per Share Cash $18.80 CIBC Closing Price $75 (Actual Closing Price TBD)	=	# CIBC Stock Options
100	X	(.3657	+	($18.80$75)) (Rounded to 4 digits)	=	61

HERE’S HOW THE EXERCISE PRICE WILL BE DETERMINED FOR THE CIBC OPTIONS:
The PVTB Exercise Price/Equity Award Exchange Ratio (see above).  For this example, if the PVTB Exercise Price was $34.50 the calculation would be $34.50/.6164=$55.97

Summary:
Before Close:  100 PVTB Stock Options @$34.50 = $3,450 (Exercise Price)
After Close:       61 CIBC Stock Options @ $55.97 = $3,417 (Exercise Price)

With a CIBC price of $75.00, the value of PVTB stock based on the acquisition terms was $46.23, and therefore, the value of 100 options at 34.50 would be $1,173.00
If the market value of CIBC stock was $75, the gain on 61 options at $55.97 would be $1,160.83
Differences are due to rounding

UNVESTED, OUTSTANDING RESTRICTED STOCK AWARDS (RSA):
✓	On the closing date, any outstanding and unvested PVTB Restricted Stock Awards (RSAs) will be cancelled and replaced with CIBC Restricted Stock.
✓	The same terms and conditions (including vesting dates) will apply as applied for PrivateBancorp awards.
✓	The RSAs will be converted into a number of shares of CIBC Restricted Stock in a manner similar to stock options previously illustrated.

UNVESTED RESTRICTED STOCK UNITS (RSUs):
✓
On the closing date, each RSU that is outstanding and unvested immediately prior to the closing date will be converted into a cash-settled CIBC RSU (in a manner identical to the stock option example above) with the same terms and conditions as were applicable for the PVTB RSU except that the payment at vesting will be made in cash rather than CIBC shares.

✓	The cash value will be determined based on the average price for the ten-day period prior to the vesting date.
Both unvested Restricted Stock and unvested RSUs are entitled to dividend accruals, which are deemed reinvested and paid to you on the vesting date.  Please contact Patti Watters in Human Resources if you’re not sure if you have RSUs or RSAs.

GREAT NEWS FOR RETIREES:
Unless you’re a member of OpCo/Exco, if you retire after the close of the acquisition, your existing equity awards that would have had pro-rata vesting upon retirement will instead continue to vest according to the original vesting schedule.  This is an enhancement for our retirees.

To be “retirement eligible,” an employee must be at least 55 with five or more years of service and the employee’s age plus years of service must equal or exceed 65.  In addition, to receive the favorable retiree treatment noted above, the employee must remain retired from the banking industry.

SHARES HELD IN SHARE PURCHASE & HOLD OR BROKERAGE ACCOUNTS:
PVTB shares held in your Share Purchase & Hold account in Solium Shareworks or with an outside broker will be treated the same as all other unrestricted, outstanding shares in the merger as follows: For each share you will receive cash consideration of $18.80 per share and 0.3657 shares of CIBC stock.  For example, if you have 100 shares, you will receive $1,880 in cash and 36 shares of CIBC stock (100 x 0.3657).

FOR ADDITIONAL INFORMATION:

The terms and conditions in your equity award agreements are stored in Solium.  If there is a discrepancy between what is written here and your certificates and/or agreement, the certificate/agreement will prevail.

We will continue to provide you with information in the months ahead.  In the near term, if you have any questions, please do not hesitate to contact me, Mike Janssen, Patti Watters or Jennifer Evans.

* * *

Important Additional Information and Where to Find It

In connection with the proposed transaction, CIBC will file with the SEC a Registration Statement on Form F-4 that will include a Proxy Statement of PrivateBancorp and a Prospectus of CIBC, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving CIBC and PrivateBancorp will be submitted to PrivateBancorp's stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  STOCKHOLDERS OF PRIVATEBANCORP ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about CIBC and PrivateBancorp, without charge, at the SEC's website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to CIBC, Commerce Court, Toronto, Ontario, Canada M5L 1A2, Attention: Investor Relations, 416 304-8726; or to PrivateBancorp, Investor Relations, 120 S. LaSalle St., Chicago, IL 60603, 312 564-2000.

Participants in the Solicitation

CIBC, PrivateBancorp, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CIBC's directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2015, which was filed with the SEC on December 3, 2015, and its management proxy circular and notice of annual and special meeting of shareholders for its 2016 annual and special meeting of shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on March 2, 2016. Information regarding PrivateBancorp's directors and executive officers is available in PrivateBancorp's proxy statement for its 2016 annual meeting filed on Schedule 14A, which was filed with SEC on April 8, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Forward Looking Statements

Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation.  Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate", "forecast", "target", "objective" and other similar expressions or future or conditional verbs such as "will", "should", "would" and "could". By their nature, these statements require us to make assumptions, including the economic assumptions set out in the reports of PrivateBancorp and CIBC filed with the U.S. Securities and Exchange Commission (the "SEC"), and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision's global standards for capital and liquidity reform and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we and CIBC have operations; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the reports filed by PrivateBancorp and CIBC with the SEC. Any forward-looking statements contained in this communication represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this communication or in other communications except as required by law.